ACCESSORY SPECIALISTS, INC.

770 E. Warm Springs Rd., Suite 250

Las Vegas, Nevada 89119

September 21, 2006

Tia L. Jenkins

Senior Assistant Chief Account

Office of Emerging Growth Companies

United States

Securities and Exchange Commission

100 F.Street, N.W.

Washington, D.C. 20549 -0405

Dear Ms. Jenkins:

This correspondence is in response to your letter dated September 20, 2006 in reference to our filing of Amendment No. 1 to Form 10-KSB/A filed on June 22, 2006 on behalf of Accessory Specialists, Inc., your File No. 0-29353.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Anthony N. DeMint

Anthony N. DeMint

President